FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
November 13, 2008	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
CLIENT/MATTER NUMBER 014355-0140

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:   Song P. Brandon, Esq.
            Office of Mergers and Acquisitions

Re:	The Middleton Doll Company Schedule 13E-3 Filed September 29, 2008 File No. 005-79392 Preliminary Proxy Statement on Schedule 14A Filed September 29, 2008 File No. 033-51406

Ladies and Gentlemen:

        On behalf of our client, The Middleton Doll Company, a Wisconsin corporation (the “Company”), set forth below is the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated October 30, 2008, relating to the above-referenced preliminary proxy statement on Schedule 14A and the Schedule 13E-3. The items set forth below repeat (in bold italics) the comments of the Staff contained in its letter, and following the comments are the Company’s responses (in regular type).

        The Company will file an amended preliminary proxy statement on Schedule 14A and an amended Schedule 13E-3. To expedite the Staff’s review, we are enclosing three marked courtesy copies of the amended preliminary proxy statement on Schedule 14A and the amended Schedule 13E-3.

        We acknowledge on behalf of the Company, the filing person, that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

Securities and Exchange Commission
November 13, 2008

Preliminary Proxy Statement

1.	Please provide the pro forma information as required by Item 1010(b) of Regulation M-A or tell us why you believe such information would not be material to unaffiliated shareholders.

                Response: In response to the Staff’s comment, we have included under the section entitled “Summary Term Sheet- Financial Information” the pro forma information required by Item 1010(b) of Regulation M-A. See page 10 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Summary Term Sheet, page 1

2.	Please consolidate the disclosure in this Summary Term Sheet and the Question and Answer section to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting. Generally revise your document to avoid the unnecessary repetition of disclosure.

                Response: In response to the Staff’s comment, we have limited the material disclosed in the Questions and Answers section to procedural matters related to the shareholder meeting, the shareholder vote and the effects of the two proposals, and we have generally revised the document to avoid the unnecessary repetition of disclosure.

Reasons for the Proposals, page 4

3.	We note your disclosure that “[w]hile the two proposals are not conditioned on one another, we believe that both proposals must pass in order for us to be positioned to improve performance, meet our financial obligations and pursue alternatives similar to those mentioned above.” If only the reverse stock split proposal is approved, does the company intend to deregister the common and preferred securities? Similarly, if only the proposal relating to amendments to the preferred stock is approved, does the company intend to still reduce the liquidation amount and/or deregister the company’s preferred stock?

                Response: In response to the Staff’s comment, we have revised the document to include a disclosure describing the Company’s intentions if either of the proposals, but not both, are approved by the Company’s shareholders. See page 5 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Securities and Exchange Commission
November 13, 2008

4.	We noticed the disclosure indicates that “Following the reverse stock split, we would have fewer than 300 holders of record of our common stock and our preferred stock and would be eligible to terminate the registration of our common stock and preferred stock under the Securities Exchange Act of 1934.” Revise to remove the implication that the reverse stock split alters the number of record holders of preferred stock.

                Response: In response to the Staff’s comment, we have revised the referenced sentence to remove the implication that the reverse stock split alters the number of record holders of preferred stock. See page 5 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Q:  What are some of the reasons for deregistering now?, page 9

5.	We note your disclosure to the question referenced above. Your response would seem to provide a rationale for having gone private in any of the last couple of years. Please revise your response to more clearly address why you have decided to go private at this particular time. See Item 1013(c) of Regulation M-A.

                Response: In response to the Staff’s comment, we have revised our disclosure to describe the board of director’s and management’s reasons for undertaking the going private transaction at this time. See page 7 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Q:  As a shareholder, what will I receive in the reverse stock split?, page 9

6.	Please revise to disclose the approximate length of time between the effective date of the reverse stock split and the date on which shareholders will receive their cash payments for fractional shares.

                Response: In response to the Staff’s comment, we have revised our to disclosure to set forth the approximate length of time between the effective date of the reverse stock split and the date on which the shareholders will receive cash payments for their fractional shares. See page 15 and page 17 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Securities and Exchange Commission
November 13, 2008

Q:  What are the voting requirements to approve the reverse stock split?, page 12

7.	Please disclose the number of outstanding shares by both classes of securities to approve the reverse stock split. Please disclose any votes that you have locked up pursuant to voting or other agreements. Please also disclose this information elsewhere in the document where you discuss voting requirements.

                Response: In response to the Staff’s comment, we have disclosed, where appropriate, the number of outstanding shares by both classes of securities required to approve the reverse stock split. We respectfully submit that we do not have any votes locked up pursuant to voting or other agreements. See page 18 and page 51 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Q.  If the reverse stock split is approved by our shareholders, does it still have to be declared by our board of directors, page 12

8.	This section indicates that the board may choose to abandon the reverse stock split transaction if it determines that the split is “no longer in the best interests of the Company’s unaffiliated shareholders.” Please revise to elaborate upon the conditions in which the board might consider not going through with the reverse stock split.

                Response: In response to the Staff’s comment, we have revised this section to disclose those conditions that the Company’s board of directors might consider in deciding to not go through with the reverse stock split. See page 8 and page 18 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Forward-Looking Statements, page 16

9.	Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise your document according and ensure that any future filings do not contain similar disclosure.

                Response: In response to the Staff’s comment, we will revise the document to remove the references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, we will ensure that future filings related to the going private transaction do not include similar disclosure. See page 22 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Securities and Exchange Commission
November 13, 2008

Proxy Solicitation, page 20

10.	We note your disclosure indicating that shareholders may vote by mail, email, telephone or the Internet. We remind you that all written soliciting materials must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c). Please confirm your understanding.

                Response: In response to the Staff’s comment, we confirm that we understand that all written soliciting materials must be filed under the cover of Schedule 14A.

No Material Changes in Percentage Ownership of Continuing Shareholders, page 28

11.	We note your disclosure that “structuring the reverse stock split in a manner that preserves the approximate percentage ownership of the continuing shareholders, whether affiliated or unaffiliated, supports the fairness of the reverse stock split to all of the unaffiliated shareholders.” After the reverse stock split, all of the remaining shareholders will own an increased interest in the company. Please revise or advise.

                Response: In response to the Staff’s comment, we have revised our disclosure to describe that while the continuing shareholders will own an increased interest in the Company, such increase in percentage ownership of the Company will be immaterial in both amount and effect. See page 5, page 32 and page 36 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Fairness of the Reverse Stock Split, page 30

12.	We note that there was a group of independent directors meeting in executive session who consider and believe that the reverse stock split is both substantively and procedurally fair to all unaffiliated shareholders. Please identify the members of the independent board as well as how you determined a board member was independent.

                Response: In response to the Staff’s comment, we have revised the document to disclose the members of the independent board as well as our method for determining their independence. See page 38 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Securities and Exchange Commission
November 13, 2008

13.	We note your discussion in the first full paragraph under the subsection entitled “Substantive Fairness of the Reverse Stock Split” where you indicate that “[n]either the board of directors, nor the independent directors meeting in executive session, considered (nor was there any effort made to calculate) a going concern value per share because it was not believe[d] by the board of directors and the independent directors to be meaningful or relevant for evaluating the fairness of the reverse stock split.” Please explain why a going concern value per share was not considered relevant or meaningful. In that regard, please note that all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed, even if ultimately dismissed by the board. Additionally, note that to the extent the board is relying on the analyses of Donnelley Penman to satisfy any of its Item 1014(b) disclosure obligations with respect to net book value or liquidation value, the board must specifically adopt the analyses conducted by Donnelley Penman. Alternatively, the board must revise its discussion of the factors considered in the context of reaching its fairness determination to expressly address net book value and liquidation valne. See Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

                Response: In response to the Staff’s comment, we have revised our disclosure to explain why the Company’s board of directors did not consider a going concern value per share to be relevant or meaningful. In addition, we have revised our disclosure to indicate that the Company’s board of directors has specifically adopted the analyses conducted by Donnelly Penman with respect to net book value and liquidation value. See page 8 and page 38 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

14.	Revise the procedural fairness discussion to specifically identify how this determination was reached in the absence of the procedural safeguards identified in Item 1014(d) of Regulation M-A. See General Instruction E to Schedule 13E-3 and Question and Answer No. 21 in Exchange Act Release 17719 (April 13 1981).

                Response: In response to the Staff’s comment, we have revised the procedural fairness discussion to specifically identify how the determination was reached in the absence of certain of the procedural safeguards identified in Item 1014(d) of Regulation M-A. See page 41 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Securities and Exchange Commission
November 13, 2008

Special Interests of Affiliated Persons in the Reverse Stock Split, page 39

15.	Please expand your disclosure and describe in reasonable detail the benefits, if any, each of the company’s directors and executive officers will receive if the going private transaction is completed. For example, you indicate that outstanding options will be adjusted to reflect the reverse stock split. Please explain how the options will be adjusted. Please quantify to the extent possible. Additionally, please indicate how many options will be effected. In addition, please indicate how many shares of your common stock that officers and directors will own before the going private transaction and after. See Item 1013(d) of Regulation M-A and corresponding Instruction 2.

                Response: In response to the Staff’s comment, we respectfully submit that although the shares of our common stock held by the directors and officers of the Company will be subject to the effects of the reverse stock split in the same manner as all other shares of our common stock, no benefits will accrue to the directors or officers of the Company due to the reverse stock split. We have revised our disclosure to quantify the effects of the reverse stock split on the outstanding options held by certain of our officers. In addition, we have revised the document to disclose the number of shares of our common stock that directors and officers own and will own both before and after the completion of the going private transaction. See page 48 and page 62 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Proposal 2: To Amend Terms of Preferred Stock, page 43

16.	Please explain why the board has recommended that the liquidation preference of the Series APreferred Stock should be reduced from $25 to $18.

                Response: In response to the Staff’s comment and upon further deliberation by the Company, the board is no longer recommending that the liquidation preference of the preferred stock be reduced to $18 per share. See page 52 of the attached, marked copy of the amended preliminary proxy statement on Schedule 14A.

Securities and Exchange Commission
November 13, 2008

Form 8-K filed September 29, 2008

17.	We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in your press release dated September 29, 2008. As noted earlier, the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Please refrain from referring to the safe harbor provisions in any other future written communications relating to this transaction.

                Response: In response to the Staff’s comment and in addition to the revision referenced in Comment #9 above, we will refrain from referring to the referenced safe harbor provisions in any future written communications directly relating to the going private transaction.

* * *

Sincerely, /s/ Peter D. Fetzer Peter D. Fetzer